ISOA Contact: Suzanne Grossberg Director of Development (212)901-8008/sgrossberg@aging-institute.org

For Immediate Release
March 1, 2006

Institute for the Study of Aging and Elan Pharmaceuticals Announce Winners of
New Alzheimer’s Disease Drug Discovery Award Program

NEW YORK CITY, NY (March 1, 2006) - The Institute for the Study of Aging (ISOA), a biomedical venture philanthropy founded by the Estee Lauder family, and Elan Pharmaceuticals, Inc., a neuroscience-based biotechnology company, are pleased to announce the winners of their new research award program, Novel Approaches to Drug Discovery for Alzheimer’s Disease. Four recipients were selected from a highly competitive pool of 45 scientists from 12 countries.

The award-winners are Steven S. Schreiber, PhD, Professor of Neurology and Anatomy and Neurobiology at the University of California Irvine School of Medicine; Greg R. J. Thatcher, PhD, Professor of Medicinal Chemistry at the University of Illinois at Chicago; Nicholas Webster, PhD, Professor in Residence at University of California, San Diego; and Berislav Zlokovic, PhD, Professor and Associate Chair of Neurosurgery at the University of Rochester Medical Center. They were chosen by an independent scientific review panel of 10 experts chaired by ISOA Executive Director Howard Fillit, MD, a leading geriatrician and neuroscientist.

According to Dr. Fillit, “These awardees are conducting innovative research in Alzheimer’s drug discovery. Their programs were recognized as most promising to advance the discovery of effective disease-modifying drugs for Alzheimer’s. Thanks to our collaboration with Elan, we are delighted to present grant awards of $130,000 each to support their work.”

The scientists received their awards at a recent luncheon held in New York City. Mr. Leonard Lauder, ISOA Co-Chairperson and Chairman of the Estee Lauder Companies Inc., and Mr. Kelly Martin, Elan President and CEO, welcomed an audience of over 40 distinguished guests to celebrate the inauguration of the first annual ISOA/Elan Alzheimer’s Disease Drug Discovery Awards and to recognize the recipients. During the luncheon, Mr. Lauder and Mr. Martin both commented on the importance of this program and the ongoing need to accelerate the discovery of effective drugs to conquer one of the most devastating diseases of the 21st Century. This disease affects 1 out of 3 people over the age of 80.

Mr. Martin stated, "Elan is proud to be working with the ISOA to enable more scientists to pursue original, breakthrough research in the fight against Alzheimer's disease. We look forward to expanding on our alliance in the years to come. Working together, we have a greater chance of finding a solution to this debilitating disease, which not only affects patients but also their families and loved ones."

For more information regarding this unique public charity-corporate alliance research program, contact Howard Fillit, MD, at 212-935-2402 or hfillit@aging-institute.org.

About the Institute for the Study of Aging (ISOA)
The Institute for the Study of Aging (ISOA) is a biomedical venture philanthropy whose sole mission is to accelerate the discovery and development of new drugs to prevent, treat and cure Alzheimer's disease and related dementias. Since its founding as a private foundation by the Lauder family in 1998, ISOA has awarded $24 million for 143 research programs and conferences at leading academic institutions and biotechnology companies worldwide. In 2004, the Lauder family established a public charity, the Alzheimer’s Drug Discovery Foundation, to enable individuals, foundations and corporations to partner with the Institute in an effort to raise additional funds and award more grants. For more information, visit http://www.aging-institute.org, or call Howard Fillit, MD (Executive Director) or Suzanne Grossberg (Director of Development) at 212 935 2402.

About Elan Pharmaceuticals, Inc.
Elan Pharmaceuticals, Inc is a wholly-owned subsidiary of Elan Corporation, plc (NYSE: ELAN).
Elan is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. We continue to be dedicated to developing treatment alternatives for patients suffering from Alzheimer’s disease. Currently our research programs include four approaches to modifying or halting the progression of the disease. Two of these programs are in collaboration with Wyeth, focused on immunologic approaches to treating the disease. One of the programs that focuses on halting the progression of the disease through humanized monoclonal antibodies is in Phase II clinical trials. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com, or call Davia Temin at 212 588 8788.

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